

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2010

Xianfu Zhu
Zhongpin Inc.
21 Changshe Road
Changge City, Henan Province
PRC 461500

Re: Zhongpin Inc.
Registration Statement on Form S-3
Filed December 10, 2010
File No. 333-171093
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 15, 2010
File No. 001-33593

Dear Mr. Zhu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Prospectus Summary, page 3

Our Business, page 3

1. We suggest removing the adjectives“high-quality”and“fresh” from the second sentence in this section or restating the sentence as a belief. We are unable to locate a description of your products in the Business section of the 10-K which suggests that your hogs are materially better than other hogs, e.g., not raised on organic food. We believe that the statement that your frozen pork products are “fresh” seems inconsistent with the disclosure elsewhere in the prospectus.

2. Please explain what you mean by "special legal status" in the fourth paragraph on page 3.

Risk Factors, page 4

3. Please remove the reference to "new factors" and the statement that "it is not possible for management to predict all of the factors" in the third sentence of the introductory paragraph to this section. Only known material risks should be referenced in this section.

4. We note the disclosure in the first risk factor on page 10. Please tell us the business reason for the guarantees discussed.

Description of Capital Stock, page 23

5. Please advise as to how many shares of Series A convertible preferred stock are issued and outstanding. To the extent that any shares of your Series A convertible preferred stock are issued and outstanding, please disclose here.

Preferred Stock, page 23

6. Please revise to clarify what you mean on page 23 when you state that your "Board of Directors has designated 7,631,250 shares of authorized but unissued preferred stock as Series A convertible preferred stock, all of which has been converted into shares of common stock."

Undertakings, page II-4

7. Please revise to include the undertakings in Item 512(i) of Regulation S-K or advise.

Index to Exhibits, page II-6

8. We were unable to find Exhibit 4.10. Please revise.

Form 10-K for Fiscal Year Ended December 31, 2009

Management Discussion and Analysis, page 42

Critical Accounting Policies, page 44

9. Your disclosures here do not provide investors with any of the material assumptions and judgments you made in arriving at significant estimates included in your financial statements, nor do they provide investors with the ability to understand how differing assumptions and judgments would impact your estimates. Please revise your critical accounting policies to disclose the actual assumptions and judgments, how those assumptions and judgments have in the past or may in the future change, and what effects any of those changes may have on your financial statements. In addition, as critical

accounting estimates and assumptions are based on matters that are highly uncertain please also analyze their specific sensitivity to change with qualitative and quantitative information, as reasonably available. Please note that disclosure in this part of your filing should not simply repeat policy disclosure contained in the notes to your financial statements. Refer to Section V of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Results of Operations, page 47

Other Income and Government Subsidies, page 51

10. Although the reasons for the government subsidies may be available in other sections of your filing, such information is disaggregated and not readily apparent. In this regard, please discuss here in greater detail the reason for the increase in the government subsidies, the purpose of the subsidies and whether you expect that they will continue in future periods. Note that all material increases and decrease in income and expenses should be discussed including providing analysis of the factors behind the changes, and it appears to us that government subsidies have been and continue to be material to your results.

Notes to the Financial Statements

Note 14: Earnings per Share, page F-28

11. Please disclose the amount of any securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, as it is antidilutive to the period(s) presented. Refer to ASC 260-10-50-1c for guidance. From the information in Note 13 "Stock Warrants and Options," it appears there may be antidilutive securities that are not included in the computation of diluted EPS.

Note 16: Commitments and Contingencies, page F-30

Mutual Guarantee, page F-30

12. Please tell us and disclose in your filing why your maximum potential amount of future payments under the mutual guarantee is $38.1 million when the outstanding guarantees are only for $14.6 million.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Douglas Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile: (202) 383-5414
Robert T. Plesnarski, Esq.
O'Melveny & Myers LLP